04046753

GRUPO MODELO, S.A. DE C.V.

November 3, 2004.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Jorge Siegrist Prado
Title: General Counsel

Enclosure[s] : Financial Information

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** Quarter: **3** Year: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**69,979,851**	100	**64,366,894**	100
2	**CURRENT ASSETS**	**23,280,167**	**33**	**20,740,890**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	14,835,642	21	11,414,922	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,235,056	2	1,111,975	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	330,330	0	222,162	0
6	INVENTORIES	5,042,226	7	4,963,018	8
7	OTHER CURRENT ASSETS	1,836,913	3	3,028,813	5
8	**LONG-TERM**	**3,675,323**	**5**	**2,969,546**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,029,219	1	219,063	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,519,381	4	2,624,188	4
11	OTHER INVESTMENTS	126,723	0	126,295	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**40,631,773**	**58**	**38,850,825**	**60**
13	PROPERTY	18,512,609	26	17,934,630	28
14	MACHINERY AND INDUSTRIAL EQUIPMENT	27,500,313	39	26,356,793	41
15	OTHER EQUIPMENT	7,726,942	11	8,292,040	13
16	ACCUMULATED DEPRECIATION	19,124,735	27	18,711,205	29
17	CONSTRUCTION IN PROGRESS	6,016,644	9	4,978,567	8
18	**DEFERRED ASSETS (NET)**	**1,131,196**	**2**	**575,393**	**1**
19	**OTHER ASSETS**	**1,261,392**	**2**	**1,230,240**	**2**
20	**TOTAL LIABILITIES**	**12,693,073**	100	**11,598,068**	100
21	**CURRENT LIABILITIES**	**4,206,931**	**33**	**4,139,807**	**36**
22	SUPPLIERS	1,162,320	9	917,861	8
23	BANK LOANS	0	0	26	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,537,787	12	1,826,835	16
26	OTHER CURRENT LIABILITIES	1,506,824	12	1,395,085	12
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**8,486,142**	**67**	**7,458,261**	**64**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**57,286,778**	100	**52,768,826**	100
34	**MINORITY INTEREST**	**13,255,477**	**23**	**12,652,319**	**24**
35	**MAJORITY INTEREST**	**44,031,301**	**77**	**40,116,507**	**76**
36	**CONTRIBUTED CAPITAL**	**15,359,648**	**27**	**15,359,648**	**29**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	5	2,839,652	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	11,560,949	20	11,560,949	22
39	PREMIUM ON SALES OF SHARES	925,410	2	925,410	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	33,637	0	33,637	0
41	**CAPITAL INCREASE (DECREASE)**	**28,671,653**	**50**	**24,756,859**	**47**
42	RETAINED EARNINGS AND CAPITAL RESERVE	24,364,582	43	20,932,357	40
43	REPURCHASE FUND OF SHARES	605,768	1	605,768	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(723,563)	(1)	(609,378)	(1)
45	NET INCOME FOR THE YEAR	4,424,866	8	3,828,112	7

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **3** YEAR: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**14,835,642**	100	**11,414,922**	100
46	CASH	288,582	2	535,272	5
47	SHORT-TERM INVESTMENTS	14,547,060	98	10,879,650	95
18	**DEFERRED ASSETS (NET)**	**1,131,196**	100	**575,393**	100
48	AMORTIZED OR REDEEMED EXPENSES	859,900	76	288,931	50
49	GOODWILL	271,296	24	286,462	50
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,206,931**	100	**4,139,807**	100
52	FOREING CURRENCY LIABILITIES	353,652	8	281,233	7
53	MEXICAN PESOS LIABILITIES	3,853,279	92	3,858,574	93
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**1,506,824**	**100**	**1,395,085**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,506,824	100	1,395,085	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**8,486,142**	100	**7,458,261**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	7,727,352	91	6,856,565	92
67	OTHERS	758,790	9	601,696	8
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(723,563)**	100	**(609,378)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,091,143	565	4,091,143	671
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,814,706)	(665)	(4,700,521)	(771)

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2004**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	19,073,236	16,601,083
73	PENSIONS FUND AND SENIORITY PREMIUMS	3,648,083	3,404,827
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	22,910	23,688
76	WORKERS (*)	22,574	23,943
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**33,234,419**	**100**	**31,082,022**	**100**
2	COST OF SALES	14,613,191	44	13,765,315	44
3	**GROSS INCOME**	**18,621,228**	**56**	**17,316,707**	**56**
4	OPERATING EXPENSES	8,774,629	26	8,752,839	28
5	**OPERATING INCOME**	**9,846,599**	**30**	**8,563,868**	**28**
6	TOTAL FINANCING COST	(184,531)	(1)	(340,465)	(1)
7	**INCOME AFTER FINANCING COST**	**10,031,130**	**30**	**8,904,333**	**29**
8	OTHER FINANCIAL OPERATIONS	(432,347)	(1)	(328,743)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**10,463,477**	**31**	**9,233,076**	**30**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	4,662,238	14	4,203,653	14
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**5,801,239**	**17**	**5,029,423**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**5,801,239**	**17**	**5,029,423**	**16**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**5,801,239**	**17**	**5,029,423**	**16**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,801,239**	**17**	**5,029,423**	**16**
19	NET INCOME OF MINORITY INTEREST	1,376,373	4	1,201,311	4
20	**NET INCOME OF MAJORITY INTEREST**	**4,424,866**	**13**	**3,828,112**	**12**

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**33,234,419**	**100**	**31,082,022**	**100**
21	DOMESTIC	23,347,048	70	22,693,214	73
22	FOREIGN	9,887,371	30	8,388,808	27
23	TRANSLATED INTO DOLLARS (***)	862,839	3	744,412	2
6	**TOTAL FINANCING COST**	**(184,531)**	**100**	**(340,465)**	**100**
24	INTEREST PAID	67	0	35	0
25	EXCHANGE LOSSES	85,730	46	104,311	31
26	INTEREST EARNED	629,990	341	534,966	157
27	EXCHANGE PROFITS	86,767	47	158,905	47
28	GAIN DUE TO MONETARY POSITION	446,429	242	249,060	73
8	**OTHER FINANCIAL OPERATIONS**	**(432,347)**	**100**	**(328,743)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(432,347)	(100)	(328,743)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**4,662,238**	**100**	**4,203,653**	**100**
32	INCOME TAX	3,858,675	83	3,333,458	79
33	DEFERED INCOME TAX	(156,693)	(3)	74,057	2
34	WORKERS' PROFIT SHARING	960,256	21	796,138	19
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	36,195,531	33,337,729
37	NET INCOME OF THE YEAR	4,662,350	4,388,514
38	NET SALES (**)	43,970,292	40,868,971
39	OPERATION INCOME (**)	12,515,120	10,680,205
40	NET INCOME OF MAYORITY INTEREST(**)	5,575,911	4,703,719
41	NET CONSOLIDATED INCOME (**)	7,320,189	6,156,526

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO **QUARTER 3** **YEAR 2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JULY THE 1ST TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

CONSOLIDATED
Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**11,316,846**	100	**10,326,479**	100
2	COST OF SALES	5,034,933	44	4,641,313	45
3	**GROSS INCOME**	**6,281,913**	**56**	**5,685,166**	**55**
4	OPERATING EXPENSES	3,042,735	27	2,924,659	28
5	**OPERATING INCOME**	**3,239,178**	**29**	**2,760,507**	**27**
6	TOTAL FINANCING COST	-16,827	0	-45,254	0
7	**INCOME AFTER FINANCING COST**	**3,256,005**	**29**	**2,805,761**	**27**
8	OTHER FIANCIAL OPERATIONS	-133,946	-1	-137,778	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**3,389,951**	**30**	**2,943,539**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,467,648	13	1,376,351	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,922,303**	**17**	**1,567,188**	**15**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**1,922,303**	**17**	**1,567,188**	**15**
14	INCOME OF DISCONTINOUS OPERATION	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,922,303**	**17**	**1,567,188**	**15**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET COSOLIDATED INCOME**	**1,922,303**	**17**	**1,567,188**	**15**
19	NET INCOME OF MINORITY INTEREST	450,250	4	376,046	4
20	**NET INCOME OF MAJORITY INTEREST**	**1,472,053**	**13**	**1,191,142**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO **QUARTER 3** **YEAR 2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED
Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**11,316,846**	**100**	**10,326,479**	**100**
21	DOMESTIC	7,986,817	71	7,512,176	73
22	FOREIGN	3,330,029	29	2,814,303	27
23	TRANSLATED INTO DOLLARS (***)	289,696	3	249,712	2
6	**TOTAL FINANCING COST**	**-16,827**	**100**	**-45,254**	**100**
24	INTREST PAID	25	0	15	0
25	EXCHANGE LOSSES	29,918	178	32,345	71
26	INTEREST EARNED	259,397	1542	125,347	277
27	EXCHANGE PROFITS	21,166	126	71,173	157
28	GAIN DUE TO MONETARY POSITION	233,793	1389	118,906	263
8	**OTHER FIANCIAL OPERATIONS**	**-133,946**	**100**	**-137,778**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-133,946	100	-137,778	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,467,648**	**100**	**1,376,351**	**100**
32	INCOME TAX	1,192,339	81	1,112,134	81
33	DEFERED INCOME TAX	-6,771	0	24,958	2
34	WORKERS' PROFIT SHARING	282,080	19	239,259	17
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**5,801,239**	**5,029,423**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,614,069	1,425,669
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**8,415,308**	**6,455,092**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(307,677)	(969,460)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**8,107,631**	**5,485,632**
6	CASH FLOW FROM EXTERNAL FINANCING	1,290,723	(227,501)
7	CASH FLOW FROM INTERNAL FINANCING	(3,758,343)	(2,533,653)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,467,620)**	**(2,761,154)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,310,662)**	**(2,283,506)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,329,349	440,972
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	12,506,293	10,973,950
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	14,835,642	11,414,922

STOCK EXCHANGE CODE GMODELO **QUARTER 3** **YEAR 2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

CONSOLIDATED
Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,614,069**	**1,425,669**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,551,519	1,497,429
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	193,100	(165,291)
40	+ (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	869,450	93,531
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(307,677)**	**(969,460)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(851,365)	(155,341)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(135,601)	204,948
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	908,967	(747,251)
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	187,920	(102,467)
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(417,598)	(169,349)
6	**CASH FLOW FROM EXERNAL FINANCING**	**1,290,723**	**(227,501)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	26
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,290,723	(227,527)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(3,758,343)**	**(2,533,653)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	(3,758,343)	(2,533,653)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,310,662)**	**(2,283,506)**
34	+ (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,366)	(699)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,630,755)	(1,393,082)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(149,301)	(625,644)
37	+ SALE OF OTHER PERMNENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(529,240)	(264,081)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

CONSOLIDATED
Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PRESENT FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	17.46%		16.18%	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.66%		11.73%	
3	NET INCOME TO TOTAL ASSETS (**)	10.46%		9.56%	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	54.65%		41.39%	
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-7.70 %		-4.95 %	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.63	times	0.63	times
7	NET SALES TO FIXED ASSETS (**)	1.08	times	1.05	times
8	INVENTORIES ROTATION (**)	3.84	times	3.55	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	9	days	8	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00%		388.46%	
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	18.14%		18.02%	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.22	times	0.22	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	2.79%		2.42%	times
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		0.00%	
15	OPERATING INCOME TO INTEREST PAID	146,964.16	times	244,681.94	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.46	times	3.52	times
	LIQUIDITY				
17	CURREENT ASSETS TO CURRENT LIABILITIES	5.53	times	5.01	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	4.34	times	3.81	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.83	times	1.79	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	352.65%		275.74%	
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	25.32%		20.77%	
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-0.93%		-3.12 %	
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	121,009.42	times	156,732.34	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-52.31%		8.24%	
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN GINANCING	152.31%		91.76%	
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	79.46%		61.01%	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2004
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PRESENT FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.71	$ 1.45
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUITED PROFIT PER ORDINARY SHARE (**)	$ 1.71	$ 1.45
4	CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**)	$ 2.25	$ 1.84
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 13.54	$ 12.34
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.84	$ 0.57
10	DIVIDEND IN SHARES PER SHARE	0 shares	.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.04 times	2.32 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**)	16.16 times	19.87 times
13	MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**)	.00 times	0.00 times

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

THE ESTIMATED I.N.P.C. USED FOR THE END OF MONTH OF SEPTEMBER, 2004 WAS 110.408 AND 105.154 FOR 2003.

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSION = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHANGE FROM APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS´ EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 4,812,253, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION REGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING" THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

REFERENCE C31 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

		2004	2003
MAJORITY SHAREHOLDERS	PS.	2,811,505	1,861,559
MINORITY SHAREHOLDERS		946,838	672,098
TOTAL (REFERNCE C-31)		3,758,343	2,533,657

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

GRUPO MODELO, S.A. DE C.V.
AND SUBSIDIARIES

FINANCIAL SUMMARY FOR THE THIRD QUARTER 2004

AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF SEPTEMBER 30TH, 2004

- DOMESTIC VOLUME INCREASED 5.2%.
- OPERATING PROFIT GREW 17.3%.
- NET SALES INCREASED 9.6%.

MEXICO CITY, OCTOBER 28TH, 2004. - DURING THE QUARTER, TOTAL BEER VOLUME GREW 5.9%. DOMESTIC VOLUMES INCREASED 5.2% DUE TO HIGHER CONSUMPTION ALONG THE QUARTER. LIKEWISE, EXPORTS WERE UP 7.5% AND REPRESENTED 29.3% OF TOTAL VOLUME.

NET SALES INCREASED 9.6% COMPARED TO THE SAME QUARTER OF LAST YEAR, REACHING 11,317 MILLION PESOS. THIS FIGURE IS THE RESULT OF THE 4.4% INCREASE IN DOMESTIC SALES AND 18.3% IN EXPORTS. THE EXPORT PERFORMANCE RESULTED FROM THE STRONG VOLUME IN THE US, EUROPE AND ASIA AS WELL AS FROM THE DEPRECIATION OF THE PESO AGAINST THE DOLLAR. EXPORT REVENUES AMOUNTED TO 290 MILLION DOLLARS, REPRESENTING AN INCREASE OF 16.0% VERSUS 2003.

OPERATING EXPENSES INCREASED 4.0% DURING THE QUARTER, PRINCIPALLY REFLECTING THE BENEFITS OBTAINED IN THE DISTRIBUTION OF MODELO PRODUCTS ACROSS MEXICO. ON THE OTHER HAND, THE OPERATING MARGIN INCREASED 190 BASIS POINTS COMPARED TO 2003, ENDING AT 28.6%.

REGARDING TAXES, THE EFFECTIVE TAX RATE (INCLUDING PROFIT SHARING) WAS 43.3%. NET MAJORITY INCOME WAS 1,472 MILLION PESOS, 23.6% ABOVE THE PRIOR YEAR. THUS, THE NET MARGIN EXPANDED 150 BASIS POINTS, REACHING 13.0%. EARNINGS PER SHARE STOOD AT 0.45 PESOS, ABOVE THE 0.37 REGISTERED IN 2003.

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	3RD QUARTER 2004	%	3RD QUARTER 2003	%	Var. (%)
DOMESTIC	7.758	70.7	7.373	71.2	5.2
EXPORT	3.210	29.3	2.984	28.8	7.5
TOTAL	10.968	100.0	10.357	100.0	5.9

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE THIRD QUARTER 2004 AND 2003
AMOUNTS IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF SEPTEMBER 30TH, 2004

	III-04	%	III-03	%	VAR. %

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

DOMESTIC SALES	6,818	60.2%	6,532	63.3%	4.4%
EXPORT SALES	3,330	29.4%	2,814	27.3%	18.3%
OTHER INCOME	1,169	10.3%	980	9.5%	19.3%
TOTAL NET SALES	11,317	100.0%	10,326	100.0%	9.6%
COST OF GOODS SOLD	5,035	44.5%	4,641	44.9%	8.5%
GROSS PROFIT	6,282	55.5%	5,685	55.1%	10.5%
OPERATING EXPENSES	3,043	26.9%	2,925	28.3%	4.0%
OPERATING INCOME	3,239	28.6%	2,760	26.7%	17.3%
INTEGRAL COST OF FINANCING	-17	-0.2%	-45	-0.4%	-62.2%
OTHER EXPENSE (INCOME) - NET	-134	-1.2%	-138	-1.3%	-2.9%
PROFIT BEFORE TAX & PROFIT SHARING	3,390	30.0%	2,943	28.5%	15.2%
INCOME TAX	1,192	10.5%	1,112	10.8%	7.2%
DEFERRED INCOME TAX	-7	-0.1%	25	0.2%	-128.0%
PROFIT SHARING	282	2.5%	239	2.3%	18.0%
EQUITY IN INCOME OF ASSOCIATES	0	0.0%	0	0.0%	
CONSOLIDATED NET INCOME	1,922	17.0%	1,567	15.2%	22.7%
NET MAJORITY INCOME	1,472	13.0%	1,191	11.5%	23.6%
DEPRECIATION	533	4.7%	514	5.0%	3.5%
EQUITY INCOME OF ASSOCIATES (COGS)	62	0.7%	81	0.8%	-23.2%
EBITDA	3,710	32.8%	3,193	30.9%	16.1%

2004 Financial Summary

Amounts in millions of constant Mexican pesos as of September 30th, 2004

During the first nine months of 2004, total beer volume grew 2.3%, reaching 32.0 million hectoliters. The domestic market registered an increase of 0.2% while exports continued with a strong positive trend as they grew 7.6% fueled by the US, Europe and Asia.

Net sales during 2004 were up 6.9%. Operating expenses grew at a lower pace than net sales as they recorded an increase of 0.3%, mainly reflecting the efficiencies obtained in logistics in the domestic sales. The operating profit registered an increase of 15.0% compared to the same period of 2003, reaching 9,847 million pesos.

Net majority income showed a 15.6% growth versus 2003, driving the 100 basis points improvement in the margin, which ended at 13.3%..

Financial Position

As of September 30th, 2004, Grupo Modelo's cash and marketable securities accounted for 21.2% of total assets, compared to 17.7% in 2003. On the other hand, total assets grew 8.7% over the last twelve months. The financial position of the Company remained strong through a debt-free capital structure and short-term operational liabilities of 4,207 million pesos. The stockholders' equity amounted to 44,031 million pesos, representing a 9.8% increase compared to the prior year. During the period, Grupo Modelo made some acquisitions of minority stakes and received the last contributions from minority shareholders related to previous periods.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Financial Ratios	September 2004	September 2003
Inventory Turnover	3.8 times	3.5 times
Receivables Turnover	9 days	8 days
Leverage	18.1 %	18.0%
Current	5.5 times	5.0 times
EPS	1.71 pesos per share	1.45 pesos per share

Capital Expenditures

As of September 2004, Grupo Modelo invested 2,780 million pesos of its internal cash flow on its expansion and modernization projects as the table below shows.

Area	Sept. 2004
Tuxtepec Brewery	30.8%
Breweries & Distribution	69.2%

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of September 30th, 2004 and 2003

Market	2004	%	2003	%	Var.(%)
Domestic	22.310	69.8	22.271	71.3	0.2
Export	9.649	30.2	8.965	28.7	7.6
Total	31.959	100.0	31.236	100.0	2.3

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Income Statements for the Nine Months ended September 30th, 2004 and 2003
Amounts in millions of constant Mexican pesos as of September 30th, 2004

	2004	%	2003	%	Var. %
Domestic Sales	20,114	60.5%	19,874	63.9%	1.2%
Export Sales	9,887	29.7%	8,389	27.0%	17.9%
Other Income	3,233	9.7%	2,819	9.1%	14.7%
Total Net Sales	33,234	100.0%	31,082	100.0%	6.9%
Cost of Goods Sold	14,613	44.0%	13,765	44.3%	6.2%
Gross Profit	18,621	56.0%	17,317	55.7%	7.5%
Operating Expenses	8,774	26.4%	8,753	28.2%	0.3%
Operating Income	9,847	29.6%	8,564	27.6%	15.0%
Integral Cost of Financing	-185	-0.6%	-340	-1.1%	-45.6%
Other Expense (Income) - Net	-432	-1.3%	-329	-1.1%	31.3%
Profit Before Tax & Profit Sharing	10,463	31.5%	9,233	29.7%	13.3%
Income Tax	3,859	11.6%	3,333	10.7%	15.8%
Deferred Income Tax	-157	-0.5%	74	0.2%	-312.2%
Profit Sharing	960	2.9%	796	2.6%	20.6%
Equity Income of Associates	0	0.0%	0	0.0%	
Consolidated Net Income	5,801	17.5%	5,029	16.2%	15.3%
Net Majority Income	4,425	13.3%	3,828	12.3%	15.6%

Depreciation	1,552	4.7%	1,497	4.8%	3.7%
Equity Inc.of Assoc. (Included in COGS)	225	0.7%	254	0.8%	-11.6%
EBITDA	11,173	33.6%	9,807	31.6%	13.9%

Grupo Modelo, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of September 30th, 2004 and 2003
Amounts in millions of constant Mexican pesos as of September 30th, 2004

	2004	2003	% Var
Cash & Marketable Securities	14,836	11,415	30.0%
Total Current Assets	23,280	20,741	12.2%
Non - Current Assets	46,700	43,626	7.0%
Total Assets	69,980	64,367	8.7%
Current Liabilities	4,207	4,140	1.6%
Long Term Debt	0	0	N/A
Deferred Liabilities	8,486	7,458	13.8%
Total Liabilities	12,693	11,598	9.4%
Minority Stockholders' Equity	13,255	12,652	4.8%
Majority Stockholders' Equity	44,031	40,117	9.8%
Total Liabilities and Stockholders´ Equity	69,980	64,367	8.7%

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2004 AND 2003

(Amounts in thousands of constant Mexican pesos as of September 30, 2004)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding of 76.75% of the capital stock of Diblo S. A. de C. V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important companies, on the basis of their operations and stockholders' equity, are as follows:

Brewers:	Percentage of shareholding
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100

Machinery manufacturers:

Inamex de Cerveza y Malta, S. A. de C. V.	100

Manufacturer of beer cans and crowns:

Envases y Tapas Modelo, S. A. de C. V.	100

Agencies distributing beer and other products:	Percentage of shareholding
Cerveza Corona en Guadalajara, S. A. de C. V.	100
La Modelo en Monterrey, S. A. de C. V.	100
Distribuidora Pacífico y Modelo de La Paz, S. A. de C. V.	100
Cerveza Corona en Colima, S. A. de C. V.	100
Impulsora Mercantil de Saltillo, S. A. de C. V.	100
Sociedad Mercantil de Morelos, S. A. de C. V.	100
Expansión Mercantil Hidalguense, S. A. de C. V.	100
La Cerveza Corona del Centro, S. A. de C. V.	100
Cervezas Modelo en Vallarta, S. A. de C. V.	100
Promotora Comercial del Bajío, S. A. de C. V.	100
Impulsora Mercantil de Texcoco, S. A. de C. V.	100
La Corona en San Cristóbal, S. A. de C. V.	100
Las Cervezas de México en Puebla, S. A. de C. V.	100
Distribuidora Pacífico y Modelo de Mazatlán, S. A. de C. V.	100
La Corona de los Reyes, S. A. de C. V.	100
Cerveza Corona de Zacatecas, S. A. de C. V.	100
Promotora Oaxaqueña, S. A. de C. V.	100
Impulsora Mercantil de la Costa, S. A. de C. V.	100
Cervezas Modelo de la Laguna, S. A. de C. V.	100
Distribuidora Modelo de Toluca, S. A. de C. V.	100

Company controlling distributors of beer and other products abroad:

Procermex, Inc.	100

Real-estate companies engaged in the distribution of beer and other products:

Inmobiliaria de Tampico, S. A. de C. V.	100
Promotora del Sureste, S. A. de C. V.	100
Inmobiliaria Bajacal, S. A. de C. V.	100
Impulsora del Nazas, S. A. de C. V.	100
Impulsora Tapatía, S. A. de C. V.	100
Impulsora de la Periferia, S. A. de C. V.	100
Administración y Promoción de Inmuebles, S. A. de C. V.	100
Metropolitana de Bienes Raíces, S. A. de C. V.	100
Impulsora Potosina, S. A. de C. V.	100
Promotora e Impulsora Acapulqueña, S. A. de C. V.	100
Impulsora Tollocan, S. A. de C. V.	100

The Group is in the process of merging its distribution agencies in order to improve its operations.

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of these consolidated financial statements are in line with generally accepted accounting principles in Mexico. These accounting principles require that Group's Management makes estimates based on circumstances and apply certain assumptions in determining valuation of some items included in the consolidated financial statements.

The Group's Management considers that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, although these estimates and assumptions could differ from their final actual effect.

The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by Statement B-10 and the amendments there-off issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and its notes there-off are stated consistently in Mexican pesos at the purchasing power of September 30, 2004, by applying factors derived from the National Consumer Price Index (NCPI). The estimated NCPI used to prepare these consolidated financial statements was 110.408 (105.154 in 2003).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operation. The purchase exchange rate of $11.22 ($10.97 in 2003) per U. S. dollar, was used for translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.

e) Marketable securities - The market securities correspond to financial securities related to the business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Inventories - These items are valued by the last-in, first-out method, and are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

g) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

h) Investments in shares of associates and non-consolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies, which manufacture items necessary for the production of beer, is shown in the income statement reducing the cost of sales.

i) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers until December 31, 1996, and in accordance with their acquisition date, in the case of subsequent purchases to that date.

j) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the ageing of the expenditure.

k) Depreciation - This item was calculated based on the restated values of property, plant and equipment, taking as a base, the probable useful life as determined by independent appraisers; as for the 1997 acquisitions, the useful lives are determined by the technical department of the Group.

l) Goodwill and unamortized expenses - Goodwill is determined by comparing the purchase value of permanent investments in shares and the book value of those shares, and installation and organization expenses are recorded at their acquisition cost. These items are restated, applying factors derived from the NCPI, as per the ageing of expenditures. Licenses and

permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

m) Amortization - The original amount and restatement of installation and organization expenses are amortized by the straight-line method on the final balance of each period. The rate used for accounting purposes is 10%, except goodwill, which is amortized in the period in which the Group estimated the investment will be recovered. The practice of amortizing investments in licenses and permits is based on the straight-line method on the final balance of the period, at the rate of 5%.

n) Long - lived assets - The dispositions of the Statement C-15 "Impairment of the value of the long-lived assets and their disposal" issued by MIPA, went into effect on January 1, 2004. That statement establishes, among other issues, the general criteria for identification and, if applicable, recording of the impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill. Additionally, it establishes concepts such as the net sales price and fair value for the valuation of long-lived assets. The Group's Management has carried out a study to determine the fair value in their long-lived assets, the result of this study determined that there is not a relevant impairment effect that modifies the value of its assets.

o) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at period-end are valued at the rate of exchange in effect at period-end, and the resulting differences are recorded directly in the income statement, forming part of the integral result from financing.

p) Labor obligations upon retirement - Labor obligations for projected benefits, as well as unamortized items, and the net cost for the period regarding seniority premiums and pension plans are determined under the unitary cost method by independent actuaries, and are recorded in accordance with the guidelines established in Statement D-3,"Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets are determined on the same basis as in prior years and correspond to the pension plans approved by Mexican Tax Authorities.

q) Severance payment - These payments are charged to the income statement in the year in which they are made.

r) Deferred income tax and employees' profit sharing - In recognizing deferred income tax, the Group uses the method of comprehensive assets and liabilities, which consists of determining the afore mentioned tax by applying the income tax rate corresponding to temporary differences between the accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. As for employees' statutory profit sharing there are no temporary differences between the book result and the tax base applicable in the determination of employees' statutory profit sharing, which could give rise to a significant deferred asset or liability.

s) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their ageing or contribution date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

t) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from said holding; otherwise, a loss will occur. The result from holding non-monetary assets generated through 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

u) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.

v) Comprehensive income - Statement B-4 "Comprehensive Income", requires that items making up the gained equity during the period be shown in the statement of changes in stockholders' equity, under the item of comprehensive income.

w) Earnings per share - Earnings per share attributable to the majority interest, were calculated considering the average of common outstanding shares.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2004	2003
Trade accounts receivable	$2,601,337	$1,628,987
Sundry debtors	236,608	101,849
Sellers	48,909	53,110
	2,886,854	1,783,946

Less - Allowance for doubtful accounts	(401,509)	(297,948)
	2,485,345	1,485,998
Recoverable Income Tax and Value Added Tax	56,458	26,755
Non-consolidated related companies (see Note 11)	32,384	25,610
Officers and emoloyeess	20,418	14,837
	2,594,605	1,553,200
Less - Short-term accounts and notes receivable	(1,565,386)	(1,334,137)
Long- term accounts and notes receivable	$1,029,219	$ 219,063

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2004	2003
Containers and packaging	$1,573,552	$1,723,105
Raw material	1,185,484	985,999
Finished goods and work in process	1,155,545	1,121,538
Merchandise in transit and advances to suppliers	645,772	498,588
Spare parts and accessories	642,137	582,155
Advertising articles	107,855	129,367
	5,310,345	5,040,752
Less- Allowance for slow-moving inventories	(268,119)	(77,734)
	$5,042,226	$4,963,018

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) The balance of this account is made up as follows:

Companies	Percentage of shares composing the capital stock	Amount 2004	2003
Dirección de Fábricas, S. A. de C. V. (holding company of glass containers manufacturing companies)	41	$2,251,550	$2,362,784
Gondi, S. A. de C. V.	7	190,239	199,865
Foreign investments (1)	40-81	122,910	108,901
Extractos y Maltas, S. A. de C. V.	26	107,750	111,119
		2,672,449	2,782,669
Others		47,912	43,497
		2,720,361	2,826,166
Less - Allowance for decline in book value		(74,257)	(75,683)
		$ 2,646,104	$2,750,483

(1) The figures shown in the consolidated financial statements do not include the financial position of Seeger Industrial, S. A., an investment grouped in the foreign investments item, as the accounting policies followed by this subsidiary differ from those of the other companies comprising the Group. The investment in this subsidiary represents less than 0.17% (0.28% in 2003) of consolidated assets.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries includes the shareholding in the results of those entities amounting to $224,680 ($254,138 in 2003) of profit.

6. PROPERTY, PLANT AND EQUIPMENT-NET:

a) The balance of this account is made up as follows:

Item	Net historical cost	2004 Net restatement	Net total value	2003 Net total value
Land	$ 1,212,257	$ 2,968,972	$4,181,229	$4,127,899
Machinery and equipment	9,449,351	6,828,744	16,278,095	15,454,991
Transportation equipment	1,779,907	525,337	2,305,244	2,532,166
Buildings and other structures	4,482,507	5,921,899	10,404,406	10,130,023
Computer equipment	274,515	20,652	295,167	252,755
Furniture and other equipment	363,599	113,507	477,106	666,018
Antipollution equipment	430,647	243,238	673,885	708,403
Construction in progress and advances to suppliers	5,567,725	448,919	6,016,644	4,978,570
	$23,560,508	$17,071,268	$40,631,776	$38,850,825

Depreciation for the period amounted to $1,502,521 ($1,428,025 in 2003)

b) The Group's Management estimates that the completion of works in progress and advances to suppliers will require an additional investment of approximately $3,128,040 ($3,152,823 in 2003), to be applied to the construction of warehouse, offices and the acquisitions and installation of new production lines and the expansion of factory production capacity. This work is to be completed in 2004 and 2005.

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover the obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2004	2003
Obligations for current benefits	$4,732,708	4,109,305
Additional amount for projected benefit	372,581	372,527
Obligations for projected benefits	5,105,289	4,481,832

Plan assets (trust fund)	(3,803,435)	(3,360,001)
	1,301,854	1,121,831
Items to be amortized over a period of 16 to 22 years:		
For adjustments to variance	(1,574,608)	(1,746,558)
For past services	(517,537)	(36,692)
Projected net assets	(790,291)	(661,419)
Additional liability made of:		
Intangible assets	527,534	522,927
Adjustment to capital	1,021,547	740,188
Accrued liability	$758,790	$601,696

- The intangible assets and the adjustment to capital are created by those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the period amounted to $361,050 ($286,872 in 2003). During the period payments made by the trusts to beneficiaries amounted to $142,686 ($120,112 in 2003).

- The net cost for the period amounted to $255,578 ($216,685 in 2003), and was determined in the same manner as projected benefits obligations, at an estimated real rate of return of 5%, and on an average increase in salaries of 1.5 % in the period.

- The tax provisions related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall reserve for these funds, provided the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit, there is term expiring December 31, 2006 in which to adjust the percentage in compliance with the aforementioned 10% limit.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $174,419 ($87,457 in 2003).

c) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation or the consolidated results of its operations.

d) At the closing of the period, there are commitments for the purchase of inventories, machinery and equipment in the amount of approximately U.S.D. 157,325 thousands (USD 60,855 thousands in 2003).

e) In 2000 and 2001, straight-leasing agreements were signed for air transportation equipment, establishing mandatory terms of 10 and 7 years and monthly rent of 170 thousands U.S. dollars and 24 thousand U.S. dollars, respectively.

8. COMMON STOCK:

As of September 30, 2004 and 2003 common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value).	$ 785,996
Variable capital:	
Series B class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value).	1,085,855
Series C class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value).	967,801
	2,839,652
Effect of restatement	11,560,949
	$14,400,601

B) Composition of updating of some shareholder's equity accounts:

ITEM	Net historical Cost	Net Restatement	Net total value
CAPITAL	$ 2,839,652	$11,560,949	$14,400,601
SHARE PREMIUM	193,388	765,659	959,047
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,306,623	482,447	1,789,070
RESERVE FOR ACQUISITION OF OWN SHARES	150,000	455,768	605,768
TO BE APPLIED	17,954,697	10,182,715	28,137,412
PROFIT FOR THE PERIOD	4,339,820	85,046	4,424,866
TOTAL	$26,784,180	$ 23,532,584	$50,316,764

9. COMPREHENSIVE INCOME:

Group's comprehensive income of the period is made up as follows:

Description	2004	2003
Profit for the year	$5,801,238	$5,029,425
Result from holding non-monetary assets	(64,302)	(95,066)
Comprehensive income	$ 5,736,936	$4,934,359

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of September 30 is made up as follows:

Item	2004	2003
Income Tax incurred	$3,833,684	$3,317,983
Asset Tax	24,991	15,474
Deferred Income Tax	(156,693)	74,057
	$ 3,701,982	$3,407,514

b) As a result of the amendments to the Income Tax Law approved on January 1, 2002, the income tax rate has been reduced annually as from 2003 until it reaches the nominal rate of 32% in 2005. The income tax caused in the period was determined applying the rate from 33% to the fiscal result.

c) Deferred taxes -The main temporary items giving rise to the deferred tax liability at the date of these consolidated financial statements are analyzed as follows:

Item	2004	2003
Fixed assets and other assets	$5,521,801	$5,616,643
Inventories	1,420,202	1,400,875
Stockholders' equity	896,245	
Labor obligations upon retirement	265,329	208,392
Trade accounts receivable	(186,977)	(149,071)
Liability provisions	(42,323)	(49,315)
Subtotal	7,874,277	7,027,524
Tax credits corresponding to:		
Tax losses	(78,070)	(54,200)
Asset tax recoverable	(68,855)	(116,759)
Total deferred tax liability	$7,727,352	$6,856,565

d) At the date of the consolidated balance sheet, there are tax losses that will affect the consolidated tax result by $29,817 ($48,588 in 2003) that can be amortized against future tax profits, after restatement. In the period, prior years' tax losses in the amount of $8,129 ($12,698 in 2003) at historical values, have been amortized.

e) Asset tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax.

f) Employees' profit sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set forth in the Income Tax Law.

g) At the date of the consolidated financial statements, there is asset tax in the amount of $192,466, ($198,242 in 2003) which can be refunded in the following ten years, after restatement, provided income tax exceeds asset tax in any of those periods.

- Certain companies incurred no income tax, and therefore, the asset tax for the period is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future

periods; this is shown in the consolidated balance sheet, together with deferred tax, as provided for in Statement D-4. The accrued effect at the date of the consolidated financial statements amounts to $78,070 ($116,757 in 2003)

- Asset tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it exceeds income tax, was charged directly to results for the period, and amounted to $24,585 ($14,575 in 2003) at historical value.

h) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine income tax as per the tax consolidation regime, as specified in the Income Tax Law. The main points of the consolidated tax result are as follows:

- The consolidation percentage of shareholding in the subsidiaries is determined by multiplying the real participation of the controlling company in the controlled companies by a factor of 0.60. Controlled companies' unamortized prior years' tax losses include in the determination of the consolidated tax result, and which are to be amortized against tax profits generated in the period, are considered at the shareholding percentage.

- In determining the consolidated tax result, the controlling company's tax profit must be included, multiplied by a factor of 0.60.

- Those companies, in which the direct or indirect participation through another controlled company does not exceed 50%, must not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit or subtracted from the consolidated tax losses of the period in which the right is lost.

i) In the event of capital distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 33% income tax in 2004, on the result of multiplying the dividend paid by the factor of 1.4925; the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- Dividends arising from the Net Reinvested Tax Income Account (CUFINRE) are subject to a 5% income tax rate. The rate is 3% for net reinvested tax profit raised in 1999.

- In 1999, the income tax rate was changed, with the general rate established at 35%, implementing a deferral program

for profit reinvestment, and applying the 30% rate to reinvested tax profits. The remaining 5% tax becomes payable in the period in which said reinvested tax profits are decreed as dividends. The applicable rate for profits reinvested in 1999 was 32%; therefore, dividends paid out from the CURINRE set up in 1999 are subject to 3% tax. These procedures remained in effect up to 2001, and this tax deferral will not be applied until dividends are paid in future years.

- In this period dividends in the amount of $2,771,475 ($1,759,852 in 2003) at historical value, have been decreed. The amount of $2,496,777 ($1,759,852 in 2003) comes from the CUFINRE and caused income tax for distribution of reinvested earnings in the amount of $191,939 ($134,913 in 2003) figure that was reserved in prior years, and the amount of $274,698 was distributed from CUFIN.

- As of the date of the consolidated financial statements, the balances of CUFIN amounts $15,972,061 ($12,048,353 in 2003).

j) In the event of a capital reduction, the excess of stockholders' equity over capital contributions, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

k) During the period, minority interest was purchased to some subsidiaries, which represent 4.7% of it, also some contributions were received from minority stockholders that were related to changes in prior years retained earnings, which represent 3.7%.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2004	2003
Purchase of:		
Containers and packaging	$3,351,579	$2,940,329
Raw materials	247,335	258,134
Machinery	147,963	64,894
	$3,746,877	$3,263,357
Sales of:		
Recyclable materials	$104,447	$ 97,801
Machinery and maintenance services	3,437	7,715
Freight Collected		2,789
Services Collected		333

	-------------	------------
	$107,884	$108,638

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2004	2003
Assets	134,138	131,281
Liabilities	30,956	29,248

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the market exchange rate of $11.22 pesos for assets and $11.42 pesos for liabilities per U.S. dollar	$1,505,180	$353,652

c) At the date of the consolidated financial statements, there were inventories amounting to 43,968 thousands U.S. dollars (43,673 thousand U.S. dollars in 2003), which, for the most part can only be acquired abroad.

d) During the period, the following operations were carried out in thousands of U.S. dollars:

Description	2004	2003
Exportations of finished goods	855,320	737,900
Collection of royalties	104,334	96,819
Exportations of packaging and other materials	11,653	9,581
	971,307	844,300
Freights, advertising, taxes and duties, and other items	142,764	125,239
Purchase of machinery and payment of other services	94,663	40,731

Purchase of inventories	93,023	79,993
Purchase of spare parts	18,668	11,185
	349,118	257,148
Net	622,189	587,152

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

	2004		
Description	Income	Consolidated Net profit	Identifiable assets
Domestic	$23,347,048	$4,049,265	$69,025,229
Exports	9,887,371	1,751,974	954,625
	$33,234,419	$5,801,239	$69,979,854

	2003		
Description	Income	Consolidated Net profit	Identifiable assets
Domestic	$22,693,214	$3,736,862	$63,542,791
Exports	8,388,808	1,292,563	824,103
	$31,082,022	$5,029,425	$64,366,894

14. FINANCIAL INSTRUMENTS:

Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that

the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

15. NEW ACCOUNTING PRONOUNCEMENTS:

a) In January 2004, new Statement D-3 "Labor Obligations", which adds valuation, presentation and disclosure rules for Other Post-Retirement Benefits. It also sets the rules for early reduction and/or extinction of these benefits. Similar rules applicable to remunerations at the termination of the labor relationship are also established in this statement.

The purpose of this Statement is to establish: i) the bases for quantifying the liability for labor obligations; ii) the base for quantifying the net cost for the period of the labor obligations, and the early reductions or extinctions of such obligations, when applicable; and iii) valuation, presentation and disclosure rules.

This Statement is effective as from its date of issuance, except as concerns remunerations at the termination of labor relationship, which will become effective on January 1, 2005.

b) In April 2004, Statement C-10, "Derivative Financial Instruments and Hedging Operations", which complements Statement C-2, "Financial Instruments", and establishes accounting guidelines for derivative financial instruments and hedging operations, which are consistent with international accounting standards.
The main purposes of this Statement are: i) to establish the characteristics that a financial instrument must have in order to be considered as derivative; ii) to define and classify accounting models for recording hedging operations; iii) to establish the conditions that must be complied with by a derivative financial instrument for it to be considered as a hedging instrument, and also to highlight the conditions that must be complied with by the primary positions for them to be designated as being in a hedging relationships; iv) to define the concepts of hedge effectiveness and establish the rules relating to its initial valuation and its subsequent measurement, since this represents the essential characteristics that a derivative financial instrument must have to be designated and documented as a hedging instrument; v) to establish the rules for the recognition and valuation, presentation and disclosure contained in Statement C-2, which apply to derivative financial instruments, including those used for hedging purposes; and vi) to establish the rules for the recognition and valuation, presentation and disclosure that apply to hedging operations structured through derivatives.

This Statement will become effective on January 1, 2005; however, earlier adoption is recommended.

CLAVE DE COTIZACION: **GMODELO** TRIMESTRE: **3** AÑO: **2004**

GRUPO MODELO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

Final Printing

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (
SUBSIDIARIAS					
1 DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	43,426,691
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**2,912,876**	**43,426,691**
ASOCIADAS					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,251,550
2 EXTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	1,050,000	26.30	87	107,750
3 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	190,239
4 SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	44,099
5 RESERVE FOR IMPAIRMENT		1	0.00	0	(74,257)
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**75,380**	**2,519,381**
OTRAS INVERSIONES PERMANENTES					**126,723**
TOTAL					**46,072,795**

OBSERVACIONES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS"

CLAVE DE COTIZACION: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2004**

Final Printing
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
BOTLES			170,624	0	0	0	0	0	0	0	0	0	0	0	0	0
PACKING			137,829	0	0	0	0	0	0	0	418	0	0	0	0	0
CAN			20,694	0	0	0	0	0	0	0	36	0	0	0	0	0
MALT			15,166	0	0	0	0	0	0	0	711	0	0	0	0	0
FUEL			48,699	0	0	0	0	0	0	0	93	0	0	0	0	0
ADVERTISING			35,163	0	0	0	0	0	0	0	1,768	0	0	0	0	0
SPARE PARTS			45,455	0	0	0	0	0	0	0	7,902	0	0	0	0	0
LABELS			3,635	0	0	0	0	0	0	0	1,428	0	0	0	0	0
FREIGHT			14,808	0	0	0	0	0	0	0	6,545	0	0	0	0	0
ELECTRICITY			2,731	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			10,867	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			26,043	0	0	0	0	0	0	0	156,077	0	0	0	0	0
MACHINERY AND EQUIPMENT			10,671	0	0	0	0	0	0	0	42,907	0	0	0	0	0
SERVICES			15,584	0	0	0	0	0	0	0	18,441	0	0	0	0	0
PALLET			11,473	0	0	0	0	0	0	0	560	0	0	0	0	0
FEES			6,492	0	0	0	0	0	0	0	9	0	0	0	0	0
MAINTENANCE			12,084	0	0	0	0	0	0	0	869	0	0	0	0	0
COMPUTER EQUIPMENT			9,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTRIC EQUIPMENT			854	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			137	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			7,524	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			29,854	0	0	0	0	0	0	0	0	0	0	0	0	0
CUSTOM EXPENSES			51	0	0	0	0	0	0	0	3,326	0	0	0	0	0
PROMOTIONAL ITEMS			1,232	0	0	0	0	0	0	0	2,638	0	0	0	0	0
RICE			1,579	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			6,737	0	0	0	0	0	0	0	0	0	0	0	0	0
TOLL			151	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			1,355	0	0	0	0	0	0	0	0	0	0	0	0	0
CHEMICAL PRODUCTS			4,229	0	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
CLEANING MATERIALS			229	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			102	0	0	0	0	0	0	0	0	0	0	0	0	0
INSURANCE			416	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			147	0	0	0	0	0	0	0	0	0	0	0	0	0
GROSERIES			374	0	0	0	0	0	0	0	0	0	0	0	0	0
REFRIGERATION EQUIPMENT			794	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			213,906	0	0	0	0	0	0	0	1,819	0	0	0	0	0
BEER			0	0	0	0	0	0	0	0	49,350	0	0	0	0	0
LEASE			0	0	0	0	0	0	0	0	734	0	0	0	0	0
TOTAL PROVEEDORES			**866,689**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**295,631**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			1,448,803	0	0	0	0	0	0	0	58,021	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**1,448,803**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**58,021**	**0**	**0**	**0**	**0**	**0**
			2,315,492	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**353,652**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 3 **YEAR 2004**

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	134,042	1,492,705	1,096	12,475	1,505,180
LIABILITIES POSITION	27,860	318,132	3,096	35,520	353,652
NET BALANCE	106,182	1,174,573	-2,000	-23,045	1,151,528

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $11.22 PESOS FOR ASSETS AND $ 11.42 PESOS FOR LIABILITIES PER U.S. DÓLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, IN THE ASSETS AND LIABILITIES CORRESPONDS TO EUROS

CLAVE DE COTIZACION: **GMODELO** TRIMESTRE: **3** AÑO: **2004**

GRUPO MODELO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Final Printing

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	16,926,466	4,299,505	(12,626,961)	0.01	(78,479)
FEBRERO	16,587,595	3,873,270	(12,714,325)	0.01	(76,054)
MARZO	17,282,862	4,112,225	(13,170,637)	0.00	(44,630)
ABRIL	18,200,894	4,471,869	(13,729,025)	0.00	(20,719)
MAYO	15,887,173	4,879,575	(11,007,598)	0.00	27,611
JUNIO	15,906,640	4,396,878	(11,509,762)	0.00	(18,447)
JULIO	17,378,631	4,384,268	(12,994,363)	0.00	(34,058)
AGOSTO	19,865,928	4,758,070	(15,107,858)	0.01	(93,262)
SEPTIEMBRE	20,677,035	4,811,851	(15,865,184)	0.01	(103,121)
ACTUALIZACION:	0	0	0	0.00	(5,270)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(446,429)**

NOTES

CLAVE DE COTIZACION: **GMODELO** TRIMESTRE: **3** AÑO: **2004**
GRUPO MODELO, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Final Printing

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
--------------------- NOT APPLY---------------

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
---------------------- NOT APPLY---------------

CLAVE DE COTIZACION: **GMODELO** TRIMESTRE: **3** AÑO: **2004**
GRUPO MODELO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Final Printing

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVECERIA MODELO, S.A. DE C.	BREWERY	11,100	93
CERVECERIA MODELO DE GUADALAJ	BREWERY	5,050	98
CIA. CERVECERA DEL TROPICO, S	BREWERY	7,000	100
CERVECERIA DEL PACIFICO, S.A.	BREWERY	2,000	88
CERVECERIA MODELO DE TORREON,	BREWERY	2,850	100
CERVECERIA MODELO DEL NOROEST	BREWERY	3,000	100
CIA. CERVECERA DE ZACATECAS,	BREWERY	20,000	62
CEBADAS Y MALTAS, S.A. DE C.V	TRANFORMATION OF BARLEY INTO MALT	150	100

OBSERVACIONES

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

CLAVE DE COTIZACION: **GMODELO** QUARTER: **3** YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V	MALT	CARGILL MALT	SI	
MALT	EXTRACTOS Y MALTAS, S.A. DE C	MALT	PRAIRIE MALT LIMITED	SI	
		MALT	INTERNATIONAL MALTING CO.	SI	7.55
CORN	ARANCIA COC, S.A. DE C.V.				3.89
RICE	IPACPA, S.A. DE C.V.				0.54
		HOPS	JOHN I. HAAS INC. S.S. STEINER INC.	NO	0.87

OBSERVACIONES

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 3 YEAR 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER	32,477	12,521,877	22,310	20,114,300		NEGRA MODELO	
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	CONSUMER
		0	0			PACIFICO	
		0	0			ESTRELLA	
		0	0			MODELO LIGHT	
		0	0			LEON	
		0	0			MONTEJO	
OTHER INCOME		0	0	3,232,748			
TOTAL		12,521,877		23,347,048			

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 3 YEAR 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER		0	9,649	9,887,371	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		EUROPA	NEGRA MODELO	
		0	0		ASIA	CORONA LIGHT	
		0	0		LATINOAMERICA	PACIFICO	
TOTAL				9,887,371			

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 32,477 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **3** YEAR: **2004**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXI	CAN SUSCRIPTI	ON FIXED	VARIABLE	
A		13	1,459,389,728		1,459,389,728		785,996	
B		13		1,142,017,984		1,142,017,984		1,085,855
C		13		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

TICKER NAME: GMODELO
GRUPO MODELO, S.A. DE C.V. QUARTER: 3 YEAR: 2004

Information on Projects
(Project, Amount Spent and Percentaje of Completion)

ANNEX 13

CONSOLIDATED
Final Printing

THE AMOUNT OF PS. 6,016,644 (5,188,690 IN 2003) OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS. 3,128,040 (3,152,823 IN 2003) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING THE LAST QUARTER OF 2004 AND THE YEAR 2005.

Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREING SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS. 11.22 PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2004	2003
ASSETS	79,606	56,542
LIABILITIES	8,110	7,104
NET ASSETS	71,496	49,438

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: **2004**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FORM: **01 JANUARY TO 30 SEPTEMBER 2004 AND 2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF TE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA **SUBDIRECTOR DE FINANZAS**	**C.P. NARCISO GALVEZ PEÑA** **CONTRALOR GENERAL CORPORATIVO**

MEXICO, D.F. AT OCTOBER 28, 2004

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO   DATE: 28/10/04

GENERAL DATA OF THE COMPANY

NAME:	GRUPO MODELO, S.A. DE C.V.
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CYTY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
INTERNET ADDRESS:	www.gmodelo.com.mx

FISCAL DATA OF THE COMPANY

REGISTRATION NUMBER:	GMO911121340
FISCAL ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.

RESPONSIBLE OF PAYMENTS:

NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRES:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

PRINCIPAL OFFICERS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD
NAME:	ANTONINO FERNANDEZ RODRIGUEZ
ADDRES:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL	ir@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	CARLOS FERNANDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFICER
POSITION:	CHIEF FINANCIAL OFICER
NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8
	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	FINANCIAL ASSISTANT DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	FINANCIAL ASSISTANT DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	GENERAL COUNSEL
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXECUTIVE DIRECTOR
NAME:	JUAN SANCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF CORPORATED COMUNICATIONS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 4OO PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	FINANCIAL ASSISTANT DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	DIRECTOR OF CORPORATED COMUNICATIONS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

EMISNET

Emisora: GRUPO MODELO, S.A. DE C.V..

Usuario: EMILIO FULLAONDO BOTELLA.

Nombre del sobre: icssific.ens

Longitud del sobre: 73769 bytes.

Fecha de recepcion: Oct 28 2004 12:52:32:886PM.

Folio de recepcion: 65524.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

GRUPO MODELO, S.A. DE C.V.

66574

27 de Octubre de 2004

CNBV COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
OCT. 28 2004
DIR. GRAL. DE PROGRAMACION PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

Comisión Nacional Bancaria y de Valores
Insurgentes Sur No. 1971
Torre Sur, Piso 7
Col. Guadalupe Inn
México, D.F. 06500

At'n: Act. Carlos Quevedo López
Dirección General de Supervisión de Mercados

Estimado Sr. Quevedo:

Atendiendo a lo dispuesto en la circular de emisoras, publicada en el Diario Oficial de la Federación el 19 de Marzo de 2003, en lo que se respecta a la información correspondiente al tercer trimestre de 2004, que se debe proporcionar a la Comisión, a las bolsas de valores y público inversionista, se hace constar lo siguiente:

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente sus situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que puediera inducir a error a los inversionistas.

Esperando que con esta información se de cumplimiento a lo dispuesto en la circular de emisoras, quedamos a sus órdenes para cualquier comentario al respecto.

Atentamente,

Ing. Carlos Fernández González
Director General

C.P. Ernesto Alcalde y Rodríguez
Director de Finanzas

Cc C.P. Francisco Valle Montaño
Gerente de Promoción de Emisoras
Bolsa Mexicana de Valores, S.A. de C.V.
C.P. Roberto Córdova Tamariz
Subdirector de Administración de Emisoras